                                                                      EXHIBIT 99

Press Release                                                    Source: O2Micro

O2Micro Reports Record Second Quarter Sales
Wednesday July 30, 4:03 pm ET

SANTA CLARA, Calif. and GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--July 30, 2003--O2Micro(R) International Limited (Nasdaq:OIIM - News), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the second quarter ended June 30, 2003.

Net sales for the second quarter were $20.9 million for O2Micro. Second quarter revenue of $20.9 million was an increase of 8% over the preceding quarter, and 18% over the comparable quarter of the prior year. Earnings per share for the second quarter, fully diluted, were 6 cents per share, compared to 4 cents per share in the preceding quarter, and 8 cents in the comparable quarter of the prior year.

Net income for the second quarter of $2,439,000 was an increase of 45% from the preceding quarter, and 19% less than the net income for the comparable quarter of the prior year. Second quarter R&D expenditures were $4,843,000, a decrease of 1% over the preceding quarter, and an increase of 5% over the comparable quarter of the prior year.

"In Q2 we continued to grow revenue and market share in key product areas," said Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing (800) 915-4836 or
(973) 317-5319 (for International participants). A replay of the call will be available by phone until August 6th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #297996. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ(R), SuperDJ(R), SmartCardBus(R) for secure on line e-commerce, 4-in-1
MemoryCardBus(TM), E-Guardian, Intelligent Lighting and Battery Management IC's.

O2Micro International maintains an extensive portfolio of intellectual property with 1204 patent claims granted, and over 4500 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company's initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Note to Editors: In the company name O2Micro noted in this news release, the "2" is written subscript.

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                 O2Micro International Limited and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                         Three Months Ended    Six Months Ended
                                              June 30,             June 30,
                                         ------------------   -----------------
                                           2003      2002      2003      2002
                                         -------   -------    -------   -------

NET SALES                                $20,895   $17,667    $40,236   $33,770

COST OF SALES                              9,222     7,393     17,607    13,138
                                         -------   -------    -------   -------

GROSS PROFIT                              11,673    10,274     22,629    20,632
                                         -------   -------    -------   -------

OPERATING EXPENSES
Research and development                   4,843     4,626      9,755     9,198
Selling, general and
   administrative                          4,319     2,848      8,638     5,512
Stock - based compensation                    --        13         --        33
                                         -------   -------    -------   -------
Total Operating Expenses                   9,162     7,487     18,393    14,743
                                         -------   -------    -------   -------

INCOME FROM OPERATIONS                     2,511     2,787      4,236     5,889
                                         -------   -------    -------   -------

NONOPERATING INCOME (EXPENSES)
Interest income                              294       461        573     1,115
Impairment loss on investment in
   shares of stocks                           (6)     (129)       (17)     (229)
Interest expenses                             (1)       (1)        (1)       (2)
Other - net                                   42       355          6       216
                                         -------   -------    -------   -------
Total Nonoperating Income                    329       686        561     1,100
                                         -------   -------    -------   -------

INCOME BEFORE INCOME TAX                   2,840     3,473      4,797     6,989

INCOME TAX EXPENSE                           401       465        671       952
                                         -------   -------    -------   -------

NET INCOME                                 2,439     3,008      4,126     6,037

OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on
   subsidiaries                              400       121        144       103
Unrealized gain (loss) on
   available-for-sale securities            (243)      112       (159)      (65)
                                         -------   -------    -------   -------
Total Other Comprehensive Gain (Loss)        157       233        (15)       38
                                         -------   -------    -------   -------

COMPREHENSIVE INCOME                     $ 2,596   $ 3,241    $ 4,111   $ 6,075
                                         =======   =======    =======   =======

EARNINGS PER SHARE:
Basic                                    $  0.06   $  0.08    $  0.11   $  0.16
                                         =======   =======    =======   =======
Diluted                                  $  0.06   $  0.08    $  0.11   $  0.15
                                         =======   =======    =======   =======

SHARES USED IN EARNINGS PER SHARE
   CALCULATION:
Basic (in thousands)                      38,216    38,435     38,155    38,362
                                         =======   =======    =======   =======
Diluted (in thousands)                    39,466    39,805     39,161    40,132
                                         =======   =======    =======   =======

                 O2Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              $ 59,854       $ 69,334
Restricted cash                                           1,884          2,019
Short-term investments                                   50,768         42,675
Accounts receivable - net                                 7,869          7,595
Inventories                                              13,062          6,967
Prepaid expenses and other current assets                 3,264          2,891
                                                       --------       --------
Total Current Assets                                    136,701        131,481
                                                       --------       --------

INVESTMENT IN SHARES OF STOCKS                            7,718          5,985
                                                       --------       --------

FIXED ASSETS - NET                                        5,453          5,611
                                                       --------       --------

OTHER ASSETS
Restricted assets - net                                   7,021             --
                                                       --------       --------
Convertible loans to 360 Degree Web Ltd.                     --          1,750
                                                       --------       --------
Other Assets                                                988          1,009
                                                       --------       --------

TOTAL ASSETS                                           $157,881       $145,836
                                                       ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                             $ 10,468       $  5,202
Income tax payable                                        2,116          1,957
Current portion of obligations under capital
   lease                                                      2              7
Accrued expenses and other current liabilities            5,096          3,522
                                                       --------       --------
Total Current Liabilities                                17,682         10,688
                                                       --------       --------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF
   CURRENT PORTION                                           --             --
                                                       --------       --------

Total Liabilities                                        17,682         10,688
                                                       --------       --------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share              --             --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 38,290,657 shares as of June 30,
      2003 and 38,857,094 shares including 720,700
      shares of treasury stock as of December 31,
      2002, respectively                                     32             39
Treasury Stock                                               --         (6,823)
Additional paid-in capital                              131,786        133,016
Accumulated other comprehensive loss                       (677)          (692)
Retained earnings                                         9,058          9,608
                                                       --------       --------
Total Shareholders' Equity                              140,199        135,148
                                                       --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $157,881       $145,836
                                                       ========       ========

Contact:
     O2Micro International Limited
     Gil Goodrich, 408-987-5920 ext. 8013
     gil.goodrich@o2micro.com

Source: O2Micro International Limited